August 1, 2006
Via Federal Express
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3561

Attention:	Sara Kalin
Legal Branch Chief
Division of Corporation Finance

Re:	Rim Semiconductor Company
Amendment No. 2 to Registration Statement on Form SB-2
Filed on August 1, 2006
(File No. 333-133508)

Dear Ms. Kalin:
          Set forth below are the responses of Rim Semiconductor Company (the “Company”) to the comments contained in your letter to Brad Ketch, President and Chief Executive Officer, dated July 27, 2006. For ease of reference, each comment in your letter has been repeated below and numbered, and the responses set forth below each comment. Page numbers set forth in this response refer to pages of Amendment No. 2 to the Company’s Registration Statement on Form SB-2 (the “Amendment”), which was filed with the Commission today.
Comments
Form SB-2
General
          1. Refer to your response to comment 10 and your disclosure in the risk factors that in connection with sales of your securities you could suffer substantial losses if purchasers of your securities demand to rescind previous sales. Tell us in detail your basis in GAAP to classify the securities issued in such private placements as permanent equity rather than temporary equity. We might have further comments.
          Although the Company included the referenced risk factor for the reasons described in its response to prior comment 10 (which are now set forth in the Amendment on page 13), the Company does not believe that reclassification to temporary equity is appropriate.
          To the extent the risk factor addresses potential claims by the purchasers of $350,000 principal amount of 7% Convertible Debentures sold in April and May of 2004, Company management believes that there is less than a remote chance of a successful rescission claim by such holders. To date, no such claim has ever been asserted. All of these debentures were converted into common stock by each

Securities and Exchange Commission
August 1, 2006

debenture holder. Accordingly, there would be no need to reclassify the debenture debt to temporary equity.
          Similarly, the Company is not aware of any securities violation related to the issuance of common stock to the debenture holders on conversion of their debentures. As noted above, no such claim has ever been asserted. Because of the trading price of the Company common stock at the time of the conversions, the Company believes that each of these investors has profited on the conversion of its debentures and subsequent resale of the underlying common stock. Accordingly, there is no need to reclassify any of these shares to temporary equity.
          To the extent the risk factor addresses potential claims by purchasers in other private placements by the Company, management believes that there is less than a remote chance of a successful rescission claim by such holders. To date, no such claim has been asserted. Many of such holders have subsequently resold their shares for a profit. In addition, most potential rescission claims would already be barred by the statute of limitations. Accordingly, for all of the above reasons, reclassification to temporary equity is not appropriate.
Prospectus Summary
Our Business, page 1
          2. Tell us what was “‘promising” about the initial evaluation by prospective customers or delete the statement throughout.
     We have removed this statement throughout the Amendment.
Recent Developments, page 1
          3. Please revise your Recent Developments section to include a discussion of your recent restatement.
     We complied with this comment on page 1 of the Amendment.
Risk Factors
We may have violated Section 5, page 13
          4. Please revise this risk factor consistent with your response to prior comment 10 in order to explain the basis of this risk to investors.
     We complied with this comment on page 13 of the Amendment.
Agreements with the Selling Shareholders, page 14
          5. While we note your response to prior comment 11, as the investors have the option to receive the liquidated damages shares either in cash or stock, they do not appear to have been irrevocably bound to purchase the related shares of stock at the time the registration statement was filed. Please revise your registration statement accordingly.

Securities and Exchange Commission
August 1, 2006

     We complied with this comment throughout the Amendment.
          6. While we note your response to prior comment 12, we do not agree with your analysis and continue to believe that Rule 13e-4 applied to the temporary reduction in exercise price for the warrants.
          The Company notes your comment.
Management’s Discussion and Analysis, page 23
Technology Licenses, page 27
          7. While we note the revisions you have made in response to prior comment 13, the disclosure of cost of sales is not helpful to investors in determining the significance to the company of your license agreements. Please confirm that in the event you begin accruing royalty fees related to your Adaptive or HelloSoft agreements, if such royalty fees are material to the company, you will disclose the amounts of royalty payments made with respect to each agreement, in MD&A.
          The Company confirms that if it begins accruing royalty fees related to the Adaptive or HelloSoft agreements, and such fees are material to the Company, it will disclose the amounts of royalty payments made with respect to each agreement in MD&A.
Selling Shareholders, page 45
          8. While we note the revisions you have made in response to prior comment 21, it appears that several footnotes are still missing the required natural person disclosure. For example, we note footnotes 10, 14, 17, 24, 44 and 51. In this regard, we note that a statement indicating that an individual is a director or partner is not adequate. Instead, the disclosure should clearly indicate who exercises voting and/or investment control with respect to the shares being offered for resale.
     We complied with this comment on pages 46-52 of the Amendment.
          9 While we note the revisions you have made in response to prior comment 23, it appears that several footnotes are still missing disclosure regarding the material terms of the transactions in which the selling shareholders received the shares being offered for resale. In this regard, we note that footnotes 3, 6, 7, 11, 12, 18, 20, 27 and 28 continue to refer to amounts “of common stock” without explaining how such shares were received. Accordingly, we reissue prior comment 23, in part.
     We complied with this comment on pages 46-52 of the Amendment.
Consolidated Financial Statements as of October 31, 2005
Note 1. Principles of Consolidation, Business and Continued Operations, page F-9
          10. We are not persuaded by your response to comments 25 and 26; however, we note that it appears to be immaterial to the balance sheet. Tell us the impact to the statement of

Securities and Exchange Commission
August 1, 2006

operations (i.e. revenues and expenses.) If we conclude that the impact of consolidating TSP LLC is immaterial, we will not pursue further; however, in the future, you need to revaluate your accounting in the event it becomes material.
          The impact on the Company’s Statement of Operations of deconsolidating the results of operations of Top Secret Productions, LLC (“TSP”) and accounting for its investment in TSP as a joint venture for the years ended October 31, 2005 and 2004 and the six months ended April 30, 2006 and 2005 is as follows:

	For the Years Ended		For the Six Months
	October 31,		Ended April 30,
	2005	2004	2006	2005
Reduction in revenues	$19,933	$143,785	$29,437	$8,099
Reduction in operating expenses	13,238	136,854	2,593	11,758
Gain on recovery of investment	—	—	26,844	—

Increase (Decrease) in Net Loss	$6,695	$6,931	$—	$(3,659)

          The potential impact of deconsolidating TSP for the above periods is clearly not material to these financial statements.
     The Company strongly believes that consolidating TSP is appropriate and meets the requirements under GAAP, including FASB 141, FIN 46 and EITF 99-19, as discussed below:
a.	The Company controls the management of TSP.

The Company’s upper management also manages TSP. Its Chairman, Ray Willenberg, is one of the two managers of TSP. The Company’s former VP of Operations, Rich Wilson, was associate producer in charge of operations of TSP. The other manager of TSP, Bruce Brown, is a stockholder and was a member of the Company’s board of directors.

b.	The Company controls all of TSP’s financial activities.

The Company financed 100% of all costs of producing the film, “Step Into Liquid” (the “Film”) and invested over $2.5 million in the venture. The Company’s operating agreement with TSP provides that the Company will be reimbursed for its investment before any distributions to members of TSP are made. The Company has control over all financial decisions, including production costs, distribution and licensing agreements. In addition, the Company controls the TSP bank accounts and is responsible for paying all bills, performing all accounting functions and reviewing all revenue statements received from the Film’s distributor, Lions Gate. The Company performs all financial functions for TSP. TSP does not have any employees.

The combination of the Company holding 50% of the membership units, its right to a preference distribution equal to the Company’s investment in the Film as well as the Company’s control over all financial activities requires the Company to consolidate with TSP.

Securities and Exchange Commission
August 1, 2006

c.	The Company bears all the risk of loss.

The members of TSP other than the Company did not contribute any capital to TSP, nor did they guarantee any obligations of TSP. The Company bears 100% of the risk of loss. Moreover, the Company has been active in the film business for many years. Ray Willenberg, the Company’s Chairman, had the idea to produce a documentary film on surfing in various locations throughout the world with an added emphasis on their cultures. The substance of the relationship among the TSP members was that after the Company recouped its investment, the Company would pay the artistic individuals (who owned the other member) a fee of 50% of the Film’s net profit. This arrangement was equivalent to a performance bonus arrangement. The Company formed TSP solely to provide a legal structure to track the results of the Film and to compensate the artistic individuals.

Because the Company had all the investment responsibility, liability and risk, the Company believed that it should account for this arrangement on a “Gross Basis” pursuant to EITF 99-19. Accordingly, consolidation was appropriate.

The Company will reevaluate this issue in future reporting periods, but does not expect the effect of deconsolidating TSP to become material.
Note 9, Convertible Debentures, page F-20
2005 Debentures
          11. It appears to us that you did not reclassify previously issued financial instruments as liabilities (i.e, warrants and options). As indicated in our prior comment 30, a variable share settled instrument that results in liability classification may impact the classification of previously issued instruments, as well as instruments issued in the future. Please revise or advise.
          The Company considered all its derivative financial instruments, including warrants and options outstanding, at the date of May 2005 Debenture funding. The fair value of each of these other derivative instruments was not material in any of the reporting periods since May of 2005. Accordingly, the Company believes that no reclassifications were deemed necessary. The Company will continue to evaluate these other derivative financial instruments each quarter in connection with its quarterly filings.
Part II
Undertakings, page II-12
          12. Provide the Rule 415 undertakings that apply to your offering. Refer to Item 512 of Regulation S-B.
     We complied with this comment on pages II-12 and II-13 of the Amendment.
          Additional copies of this letter and the marked version of the Amendment have been delivered to Ms. Losert and Ms. Tress to expedite the Staff’s review. We believe that the above discussion and the Amendment respond to all of the Staff’s comments. If you have any questions or comments regarding the Amendment or the Company’s responses to your comments, please contact the undersigned at (972) 628-3631 at your earliest convenience. Your prompt attention to the foregoing is gratefully appreciated.

Securities and Exchange Commission
August 1, 2006

Very truly yours, Lawrence B. Mandala

LBM:nc
Enclosures

cc:	Ms. Johanna Vega Losert Ms. Heather Tress Mr. Brad Ketch